SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21
Corporate Registry (NIRE): 33 300 276 963

Notice to the Market

TIM PARTICIPAÇÕES S.A. (“Company”) (BM&FBOVESPA: TIMP3; NYSE: TSU), pursuant to the letter GAE 0098-14 from BM&FBOVESPA, requesting information on the article published on the newspaper Valor Econômico, on its today’s edition, under the title “Telecom Italia creates group to study TIM Brasil’s sell”, informs to its shareholders and the market in general that the Company believes that the article was based on a notice to the market released by Telecom Italia S.p.A (“TI”) as shown below.

Rio de Janeiro, January 17th, 2014.

TIM Participações
Rogerio Tostes
Investor Relations Officer

PRESS RELEASE

TELECOM ITALIA: CURRENT SITUATION AND PERSPECTIVES OF THE GROUP IN BRASIL EXAMINED.

‘Enhanced’ controls to be implemented to examine possible extraordinary operations on TIM Brasil. No co-option of Directors until Board renewal. On governance, work group to submit benchmark to Board meeting of 6 February. Situation of TI Media examined.

Milan, 16 January 2014

The Board of Directors of Telecom Italia, chaired by Aldo Minucci, has proceeded with an in-depth analysis of the Brasilian business, supported by the Chief Executive Officer of Tim Participações Rodrigo Abreu.

During the meeting, evaluated as very fruitful, the Board of Directors has approved to define an ad hoc procedure (in line with that for operations with related parties), to be examined on 6 February, to manage any possible extraordinary operation involving Telecom Italia holdings in the companies of the Tim Brasil group. Moreover, the Company confirms the absence at current of projects, negotiations or offers on the matter.

The Board of Directors has also approved not to proceed with the co-option of new Directors in view of the forthcoming expiry of its term of office, confirming Aldo Minucci in his role of Vice Chairman having vicarious functions. It was also decided to entrust a work group within the Company to carry out a benchmarking of the Company’s Bylaws; the work group will present the results of the analysis during the meeting of 6 February.

The Board of Directors also examined the situation of subsidiary TI Media S.p.A., which remains in the conditions set out in article 2446 of the Italian Civil Code, and possible initiatives for managing this. The meeting was an opportunity to update the status of the project to integrate Telecom Italia Media Broadcasting (wholly controlled by TI Media) and the network operator activities of Rete A (controlled by Gruppo Editoriale L'Espresso), announced in October, the aim of which is to maximise the value of the assets of each, also through the creation of industrial synergies.

Telecom Italia
Press Office
+39 06 3688 2610

www.telecomitalia.com/media

Telecom Italia
Investor Relations
+39 02 8595 4131

www.telecomitalia.com/investorrelations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: January 17, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.